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                                                                    EXHIBIT 16.1

                            [LETTERHEAD OF KPMG LLP]



Securities and Exchange Commission
Washington, D.C.  20549


November 15, 2004



Ladies and Gentlemen:

We were previously principal accountants for Arlington Hospitality, Inc. and under the date of March 26, 2004, we reported on the consolidated financial statements of Arlington Hospitality, Inc. as of and for the years ended December 31, 2003 and 2002. On November 10, 2004, we resigned. We have read Arlington Hospitality, Inc.'s statements included under Item 4.01 of its Form 8-K dated November 16, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Arlington Hospitality, Inc.'s statement that the audit committee engaged Grant Thornton LLP or the statements in the last paragraph under Item 4.01.


Very truly yours,

/s/  KPMG LLP